Filed by IE PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Contango Oil & Gas Company (File No. 001-16317)

Contango Sets Special Meeting Date to Approve Business Combination with Independence Energy, to be Renamed Crescent Energy Company

November 3, 2021 – Contango Oil & Gas Company (NYSE American: MCF) (“Contango”) today announced that it has set December 6, 2021 as the meeting date for the special meeting of its shareholders (the “Special Meeting”) to approve its proposed business combination with Independence Energy LLC (“Independence “). The parties expect that the business combination will close on or about December 7, 2021, subject to approval of the business combination by Contango’s shareholders and the satisfaction of other customary closing conditions.

As previously announced, Contango and Independence have entered into a transaction agreement providing for the combination of Contango’s business with the business of Independence under a new publicly traded holding company (“New PubCo”). Following completion of the business combination, New PubCo is expected to be renamed Crescent Energy Company with its Class A common stock expected to be listed on the NYSE under the symbol “CRGY.”

Additional Information and Where to Find It

This communication may be deemed to be offering or solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to the stockholders of Contango for their consideration. In connection with the Proposed Merger, New PubCo and Contango have filed (1) a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the SEC in connection with the Company Stockholder Approval (as defined in the Transaction Agreement) and (2) a registration statement on Form S-4 (the “Registration Statement”) with the SEC, in which the Proxy Statement/Prospectus is included as a prospectus of New PubCo. New PubCo and Contango also intend to file other relevant documents with the SEC regarding the Proposed Merger. The definitive Proxy Statement/Prospectus will be mailed to Contango’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF CONTANGO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained with the SEC free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Independence, Contango and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding Contango’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. Information regarding Independence’s directors and executive officers is available in the Registration Statement. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including without limitation those under the headings “Transaction Highlights” and “Outlook,” are forward-looking statements. These include statements regarding the projected financial prospects of the combined company, including cash flow and accretive effects of the Proposed Merger, synergies and cost efficiencies that may be realized by the combined company and the combined company’s market position and strategic operations. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to, those items identified as such in the Registration Statement.

Many of such risks, uncertainties and assumptions are beyond our ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. We do not give any assurance (1) that we will achieve our expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning New PubCo, Independence, the Proposed Merger, Contango or other matters and attributable thereto or to any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. We assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.